EXHIBIT 1

[GRAPHIC OMITTED]


                                               July 15, 2003



Dear Fellow Shareholder,

         You are cordially invited to attend the Elbit Systems Ltd. Annual General Meeting of Shareholders to be held at 3:00 p.m. local time on August 6, 2003, at our offices on the 31st floor of the Triangle Building in the Azrieli Center in Tel-Aviv, Israel.

         The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote "FOR" Items 1 and 2 as specified on the enclosed proxy card.

         At the meeting, management also will present the other matters described in the proxy statement and provide a discussion period for questions and comments of general interest to shareholders.

         We look forward to greeting all the shareholders who are present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience please sign, date and mail the enclosed proxy card in the envelope provided so that it is received not later than 24 hours before the meeting.

         Thank you for your cooperation.

                                Very truly yours,


                                MICHAEL FEDERMANN
                                Chairman of the Board of Directors


                                JOSEPH ACKERMAN
                                President and Chief Executive Officer

                               ELBIT SYSTEMS LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                         Haifa, Israel
                                                         July 15, 2003

     This is notice that the Annual General Meeting of Shareholders of Elbit Systems Ltd. (the "Company") will be held at the Company's offices on the 31st floor of the Triangle Building of the Azrieli Center in Tel-Aviv, Israel, on August 6, 2003, at 3:00 p.m. local time, for the following purposes:

1. To elect ten nominees to the Company's Board of Directors, including one External Director; and

2. To appoint the Company's independent auditors for the fiscal year ending December 31, 2003.

     In addition, at the meeting the Company will present the Management Report, the Auditors' Report and the Consolidated Financial Statements of the Company, each for the fiscal year ended December 31, 2002. The Company also will report on the 2002 dividend, directors' compensation and independent auditors' compensation arrangement.

     Shareholders of record at the close of business on July 10, 2003, are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

     Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.


                                       By Order of the Board of Directors,


                                       MICHAEL FEDERMANN
                                       Chairman of the Board of Directors


                                       JOSEPH ACKERMAN
                                       President and Chief Executive Officer


THE COMPANY'S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, ARE ENCLOSED BUT ARE NOT A PART OF THIS PROXY. THE FINANCIAL STATEMENTS SHOULD NOT BE CONSIDERED AS PROXY SOLICITATION MATERIAL.

                     QUESTIONS AND ANSWERS ABOUT THE ANNUAL
                                 GENERAL MEETING

THE FOLLOWING QUESTIONS AND ANSWERS SUMMARIZE THE MAJOR ISSUES TO BE DISCUSSED AT THE ANNUAL GENERAL MEETING. FOR A MORE COMPLETE DESCRIPTION OF THE ISSUES PLEASE SEE THE ACCOMPANYING PROXY STATEMENT.

Q: WHEN AND WHERE IS THE MEETING?
A: The Meeting will take place at 3 p.m. local time, on Wednesday, August 6, 2003, at the Company's offices on the 31st floor of the Triangle Building in the Azrieli Center in Tel-Aviv, Israel.

Q: WHAT IS THE RECORD DATE FOR THE MEETING?
A: The record date is July 10, 2003, and all shareholders holding shares at the close of business on July 10, 2003 will be entitled to receive notice of and to vote at the Meeting.

Q: WHAT ARE THE ITEMS TO BE VOTED ON AT THE MEETING?
A: The items to be voted on include:
o Election of ten nominees to the Board of Directors, including one External Director; and o Appointment of the Company's independent auditors for 2003.

Q: DOES THE COMPANY AND ITS BOARD OF DIRECTORS SUPPORT THE PROPOSALS TO BE VOTED ON AT THE MEETING?
A: Yes.

Q: WHAT VOTING MAJORITY IS REQUIRED?
A: The required majority is more than 50% of the shares voted at the Meeting for
(a) election of a director who is not an External Director (under Item 1 in the Proxy Statement) as well as (b) to approve Item 2 in the Proxy Statement.
     Election of the External Director (under Item 1 in the Proxy Statement) requires a majority of the votes cast regarding such election at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company's voting rights.

Q: WHAT OTHER MATTERS WILL BE PRESENTED AT THE MEETING?

A: The Company also will present at the Meeting the following matters relating to the fiscal year ended December 31, 2002:
   o its Independent Auditors' Report, Management Report and Consolidated Financial Statements;
   o  the dividend paid to shareholders;
   o  the compensation paid to the Company's directors; and
   o  the compensation arrangement with the Company's independent auditors.

Q: WHAT DO I NEED TO DO NOW?
A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote for all of the proposals.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?
A: Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, A BANK OR OTHER REPRESENTATIVE, WILL MY REPRESENTATIVE VOTE MY SHARES FOR ME? A: If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority, including each matter that is presently scheduled to be voted on at the Meeting.

Q: WHO CAN HELP ANSWER MY QUESTIONS?
A: For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Arie Tal, the Company's Corporate
Secretary   at   the   Company's   offices   in   Haifa,    Israel,    telephone
011-972-4-8316632.

                               ELBIT SYSTEMS LTD.
                           ADVANCED TECHNOLOGY CENTER
                                  P.O. BOX 539
                               HAIFA 31053, ISRAEL


                                 PROXY STATEMENT
                                 ---------------

This Proxy  Statement is provided to the  shareholders of ordinary  shares,  NIS
1.00 nominal value, of Elbit Systems Ltd. (the Company or Elbit Systems), in connection with the Board of Directors' solicitation of proxies for use at the Shareholders' Annual General Meeting to be held on August 6, 2003 (the Meeting), or at any adjournment of the Meeting, as specified in the accompanying Notice of Annual General Meeting of Shareholders.

It is proposed that the shareholders adopt resolutions concerning the following matters at the Meeting:

(1) election of ten nominees to the Board of Directors, including one External Director; and

(2) appointment of the Company's independent auditors for the fiscal year ending December 31, 2003.

In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2002:

     o its Independent Auditors' Report, Management Report and Consolidated Financial Statements;

     o    the dividend paid to shareholders;

     o    the compensation paid to the Company's directors; and

     o    the compensation arrangement with the Company's independent auditors.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

                         QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on July 10, 2003, have the right to receive notice and to vote at the Meeting.

The Company had outstanding on July 1, 2003, 39,175,069 ordinary shares, each giving a right of one vote for each of the matters to be presented at the Meeting. No less than two shareholders, present in person or by proxy, and holding or representing between them one-third of the outstanding ordinary shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.

Joint holders of shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted share will be accepted over vote(s) of the other joint holders of that share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

A majority of the votes cast at the Meeting either in person or by proxy is required (a) to elect, under Item 1 of this Proxy Statement, each of the individuals nominated to be a director, other than the External Director, and
(b) to approve Item 2 of this Proxy Statement.

Election of the External Director, under Item 1 of this Proxy Statement, requires a majority of the votes cast regarding such election at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company's voting rights.

                                 VOTING BY PROXY

A proxy form for use at the Meeting and a return envelope for the proxy form are enclosed. Shareholders may revoke any properly signed and filed proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy form must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy form, shares represented by a properly signed and received proxy in the enclosed form will be voted in favor of all the above described matters to be presented for voting at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

Proxy forms are being mailed to shareholders on or about July 15, 2003, and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.


                      BENEFICIAL OWNERSHIP OF SECURITIES BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of July 1, 2003, the number of ordinary shares owned by (i) all shareholders known by the Company to own 5% or more of the Company's ordinary shares and (ii) all directors and officers of the Company as a group.


NAME AND ADDRESS                               NUMBER OF SHARES        PERCENT
----------------                               ----------------        -------

The Federmann Group                               12,100,000           30.88%
99 Hayarkon Street
Tel-Aviv, Israel(1)(3)

Elron Electronic Industries Ltd.                   7,815,448           19.95%
3 Azrieli Center, 42nd Floor
Tel-Aviv, Israel(2)(3)

Bank Hapoalim Group                                2,664,690            6.80%
Tel-Aviv, Israel(4)

Bank Leumi Group
Tel-Aviv, Israel(4)                                2,326,413            5.93%

All officers and directors
as a group (23 persons)                            291,240(5)          0.74%
----------------------------

(1) The Federmann Group includes Federmann Enterprises Ltd. (Federmann Enterprises), an Israeli company that holds 21.09% of Elbit Systems' shares, and Heris Aktiengesellschaft (Heris), a Liechtenstein company that holds 9.79% of Elbit Systems' shares.

         Federmann family owned companies own all of Federmann Enterprises. Bella Federmann owns approximately 14% of the voting rights in
         Federmann Enterprises. Michael Federmann, son of Bella Federmann, and his family members own approximately 61% of the voting rights in, and approximately 62% of the equity of, Federmann Enterprises. Irit Federmann-Landau, daughter of Bella Federmann, owns approximately 22.5% of the voting rights in, and approximately 17% of the equity of, Federmann Enterprises. Shmuel Federmann, Bella Federmann's brother-in-law, and Shmuel Federmann's children, Ami and Ronit, own approximately 2% of the voting rights in, and 20% of the equity of, Federmann Enterprises.

         Ownership  of  Heris  is  held,   directly  and  through   wholly-owned
         subsidiaries, by Federmann Enterprises (approximately 85.5% of the equity and voting rights) and by Irit Federmann-Landau (approximately 14.5% of the voting and equity rights).

         Michael Federmann, Chairman of Elbit Systems' Board, is also a director and CEO of Federmann Enterprises and Heris.

(2) Elron Electronic Industries Ltd. (Elron) is a multinational, high technology operational holding company whose business is conducted through a group of high technology operating companies. The principal shareholders of Elron are Discount Investment Corporation Ltd. (DIC), the Bank Leumi Group and the Clal Insurance Group, which as of July 1, 2003 held approximately 38.49%, 8.24%, and 2.25%, respectively, of the voting power of Elron.

         IDB Holding Corporation Ltd. (IDBH) is the parent of IDB Development Corporation Ltd. (IDBD), which, in turn, is the parent of DIC. IDBH, IDBD and DIC are public companies traded on the TASE.

         On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. (Ganden), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. (Manor), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (Livnat), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

         Nochi Dankner is Chairman of IDBH, IDBD and DIC. Shelly Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC.

         Doron Birger, a director of Elbit Systems, is the President and CEO of Elron. Ami Erel and Avraham Asheri, directors of Elbit Systems, are also directors of Elron.

(3) The Federmann Group and Elron may be deemed to be joint owners of the aggregate ordinary shares of Elbit Systems beneficially owned by them by virtue of a shareholders agreement dated December 19, 1999 between the Federmann Group and Elron, which agreement provides, among other things, for their coordinated voting at Elbit Systems' shareholder meetings and for their equal representation on Elbit Systems' Board of Directors. The Federmann Group and Elron disclaim such beneficial ownership.

(4) The holdings in the Company's shares by the Bank Hapoalim Group and the Bank Leumi Group are divided among several entities, mainly mutual funds.

(5) This includes 261,322 shares underlying options that are currently exercisable or that will become exercisable within 60 days of the date of this Proxy Statement. A portion of the underlying options are "phantom options" that have been calculated based on the Company's July 1, 2003 share price of $19.40.

                    INFORMATION REGARDING EXTERNAL DIRECTORS

The Company is required under the Israeli Companies Law - 1999 (the "Companies Law") to have at least two External Directors on its Board of Directors. Among other requirements of the Companies Law, a person may not serve as an External Director if such person or such person's relative, partner or employer, or any entity controlled by such person, has, at any time during the two years up to the date of appointment, any affiliation with the Company, entities controlling the Company or entities controlled by the Company. The term "affiliation" is broadly defined in the Companies Law. In addition, no person may serve as an External Director if such person's position or other business creates any conflict of interest with or impairs his or her responsibilities as an External Director.

Each committee of the Company's Board of Directors is required to include at least one External Director, and all External Directors must be members of the Board of Directors' Audit Committee. An External Director is entitled to compensation and to reimbursement of expenses as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director. External Directors are elected at a general shareholders meeting and serve for a three-year term. The term may be extended for an additional three-year term if the extension is approved by a general shareholders meeting.

Nathan Sharony currently serves as an External Director. His term of office as an External Director ends in March 2005. In May 2003, Joel Feldschuh resigned as an External Director due to his anticipated nomination for an officer position with a company affiliated with IDBH, a controlling shareholder of Elron. Mr. Yaacov Lifshitz has been nominated to fill the vacant External Director position.

                         ITEM 1 - ELECTION OF DIRECTORS

At the Meeting nine directors who are not External Directors and one External Director (see list of nominees below) are to be elected. Also, if elected to another term as a director, Michael Federmann will continue to serve as Chairman of the Board of Directors.

The persons named in the form of proxy intend to vote for the election of the ten nominees named below, eight of whom currently serve as directors of the Company. Mr. Lifshitz has been nominated to serve as an External Director, replacing Mr. Feldschuh who resigned in May 2003 as noted above. In addition, Lenny Recanati resigned from the Board of Directors in May 2003, and Avi Fischer has been nominated to replace him on the Board of Directors.

The Company expresses its appreciation to Mr. Feldschuh and to Mr. Recanati for their contributions to the Company during their service on the Board of Directors.

The Companies Law provides that a general shareholders meeting at which the appointment of an External Director is to be considered will not be held unless the nominee has declared to the Company that he or she complies with the qualifications for appointment as an External Director. The proposed nominee to be an External Director of the Company, Mr. Lifshitz, has declared to the Company that he complies with the qualifications for appointment as an External Director.

Each nominee, other than the External Director, so elected as a director will hold office until the next shareholders' Annual General Meeting and until his or her successor is elected and qualified, unless any director's office is vacated earlier in accordance with the provisions of the Companies Law or the Company's Articles of Association. Mr. Lifshitz, if elected as an External Director, will hold office for a three-year term unless his office is vacated earlier in accordance with the provisions of the Companies Law or the Company's Articles of Association.

The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. Nevertheless, if any of the nominees, other than the External Director, should be unable to serve, the proxies will be voted for the election of such other person or persons as determined by the person named in the form of proxy in accordance with his or her judgment. If the nominee to the position of External Director should be unable to serve, another person will be elected in accordance with applicable law.

The nominees and the current External Director, their respective ages on July 1, 2003, and the year in which they became directors of the Company are as follows:

BOARD OF DIRECTORS

NAME                                          AGE               DIRECTOR SINCE
----                                          ---               --------------

Michael Federmann (Chairman)                  59                   2000
Joseph Ackerman                               54                   1996
Avraham Asheri                                65                   2000
Rina Baum                                     58                   2001
Aharon Beth-Halachmi                          66                   2000
Doron Birger                                  52                   2002
Ami Erel                                      56                   1999
Yaacov Lifshitz (External Director)           59                   - -
Avi Fischer                                   46                   - -
Dov Ninveh                                    56                   2000
Nathan Sharony (External Director)            68                   2002


         MICHAEL FEDERMANN. Michael Federmann has served as Chairman of the Board of Directors of Elbit Systems since the merger (the Merger) with Elop Electro-Optics Industries Ltd. (El-Op) in 2000. He served as Chairman of the Board of Directors of El-Op from 1988 until the Merger. He has held managerial positions in the Federmann Group since 1969, and since January 2002 he has served as Chairman and CEO of Federmann Enterprises Ltd. Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (Dan
Hotels). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the Hebrew University) and a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science. Mr. Federmann holds a bachelor's degree in economics and political science from the Hebrew University.

         JOSEPH ACKERMAN. Joseph Ackerman was appointed as President and Chief Executive Officer of Elbit Systems in 1996. From 1994 to 1996, he served as Senior Vice President and General Manager of Elbit Ltd.'s Defense Systems Division (EDS). Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including General Manager - EFW Inc., Senior Vice President - Operations Group, Vice President - Operations and Vice President - Advanced Battlefield Systems. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Israel Institute of Technology (the Technion).

         AVRAHAM ASHERI. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron, Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Scitex
Corporation Ltd. (Scitex), ISAL Amlat Investment (1993) and Meditor Pharmaceuticals Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor's degree in economics and political science from the Hebrew University.

         RINA BAUM. Rina Baum is Vice President for Investments of Federmann Enterprises and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Harel Mutual Funds Ltd. During 1995 to 1996, she served as a director of Leumi Mortgage Bank Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

         AHARON BETH-HALACHMI. Aharon Beth-Halachmi has served as President of Federmann Enterprises - Division of Industries and Technologies since 1985 and as President of Eurofund L.P. - Venture Capital Fund since 1994. He served as a director of El-Op from 1985 until 2000. From 1983 to 1985, he served as President of Tahal Engineering Co. Ltd. From 1982 to 1983, he was Director General of the Israeli Ministry of Defense. Prior to that he served in the Israeli Defense Forces (IDF), including as head of Defense Research and Development from 1977 to 1982. He retired with the rank of Brigadier General. Mr. Beth-Halachmi holds a bachelor of science degree in electronic engineering from the Technion and a master of science degree in computer science from the Naval Postgraduate School in Monterey, California.

         DORON BIRGER. Doron Birger has served as Chief Executive Officer of Elron since August 2002 and as President of Elron since 2001. He joined Elron in 1994 as Vice President - Finance and served as Chief Financial Officer and Corporate Secretary. Prior to that he served as Chief Financial Officer for a number of companies including North Hills Electronics Ltd., Middle-East Pipes Ltd., Maquette Ltd., Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger is Chairman of Given Imaging Ltd. and serves as a director in several other companies in the Elron group. Mr. Birger holds bachelor and master of arts degrees in economics from the Hebrew University.

         AMI EREL. Ami Erel has served as President and Chief Executive Officer of DIC since 2001. In addition, he has served as Chairman of the Board of Directors of Elron since 1999. From 1999 until 2001, he was Chief Executive Officer of Elron. He served as Chairman of the Board of Directors of Elbit
Systems from 1999 until the Merger in 2000. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq - The Israel Telecommunications Corp. Ltd. and as Chairman of the Board of Directors of PelePhone Communications Ltd. from 1997 to 1998. He was recently nominated to be Chairman of the Board of Directors of Scitex and is a director of Property and Building Corporation Ltd. and Super-Sol Ltd. as well as Chairman or a member of the boards of other companies in the DIC group and the Elron group. Since 2000, Mr. Erel has served as the Chairman of the Board of the Israel Association of Electronic and Information Industries. Mr. Erel holds a bachelor of science degree in electrical engineering from the Technion.

         AVI FISCHER. Avi Fischer was appointed as the Co-CEO of Clal Industries & Investments Ltd. (Clal) in June 2003. Mr.Fischer is a co-founder of the Ganden Group and has served as the Co-Chairman of Ganden Tourism and Aviation Ltd. and as the Vice Chairman of Ganden Holdings Ltd. since 1999. He has practiced law since 1983 and is a Co-Managing Partner in the law firm of Fischer, Behar, Chen & Co. He currently serves on the boards of directors of IDBH, DIC, Clal, Scitex, Vyyo Inc., Natour Ltd. and Nichsei Azorim Ltd. as well as several privately held companies. Mr. Fischer holds an L.L.B. degree from Tel-Aviv University.

         YAACOV LIFSHITZ (EXTERNAL DIRECTOR). Mr. Lifshitz serves as a director of several companies and as a lecturer in the fields of economics, public policy and management. He currently is a lecturer at the Department of Economics and the Department of Public Policy and Management of Ben-Gurion University and at the Department of Economics and Management of the Tel-Aviv - Jaffa Academic College. He also currently serves on the boards of directors of DorGas Ltd., Kali - Insurance Agencies Ltd., Spring - Pension Fund Management Ltd., Carmel Investments Ltd. and Tesnet Software Testing Ltd. During the period from 1994 to 2002, Mr. Lifshitz served at various times as the chairman of the boards of directors of Hamashbir Lazarchan Israel Ltd., Israel Military Industries Ltd., Spectronix Ltd., Dor Chemicals Ltd, Dor Energy Ltd., DorGas Ltd., and the Israeli Foreign Trade Risk Insurance Corp. Ltd. He also served from 1995 to 2002 as the Chairman of the Executive Board of the Israel Management Center. Prior to that he held various senior positions in government, banking and industry, including Director General of the Israel Ministry of Finance, Chief Economic Advisor to the Israel Ministry of Defense, Senior Vice President and Chief Credit Officer of Israel Discount Bank and President and CEO of Electra (Israel) Ltd. Mr. Lifshitz holds a bachelor's degree in economics and political science and a master's degree in economics from the Hebrew University.

         DOV NINVEH. Dov Ninveh has served since 1994 as a manager in Federmann Enterprises. He served as a director of El-Op from 1996 until 2000. From 1989 to 1994, he served as Deputy General Manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor's degree in economics and management from the Technion.

         NATHAN SHARONY (EXTERNAL DIRECTOR). Nathan Sharony has served since 1997 as a director for several companies, including Technorov Holdings (1993) Ltd. (Technorov), a high technology investment company, Bituach Yashir Ltd., Akershtain Industries Ltd., Ormat Industries Ltd., Genoa Technologies Ltd. and International Technologies (Lasers) Ltd. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was employed with a U.S. brokerage firm. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of El-Op and Vice President for Logistics of Tadiran Electronic Industry Ltd. In 1982, Mr. Sharony completed 30 years of service in the IDF, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battle Officers Course in Fort Sill, Oklahoma, and studied military history at the IDF's Staff and Command College.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL THE NOMINEES TO THE BOARD OF DIRECTORS.

                             ITEM 2 - APPOINTMENT OF
                       THE COMPANY'S INDEPENDENT AUDITORS
                              FOR FISCAL YEAR 2003

At the Meeting, Luboshitz Kasierer, an affiliate member of Ernst & Young International Certified Public Accountants, will be nominated by the Company's Board of Directors for reappointment as independent auditors of the Company for the fiscal year ending December 31, 2003. A representative of the independent auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

         "RESOLVED, that the Company's independent auditors, Luboshitz Kasierer, an affiliate member of Ernst & Young International, are reappointed as independent auditors of the Company for the fiscal year ending December 31, 2003."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS RESOLUTION.



                  COMPENSATION PAID TO THE COMPANY'S DIRECTORS
                              FOR FISCAL YEAR 2002

 The Companies Law requires shareholder approval of the compensation paid to the Company's directors, including compensation as an officer of the Company. The compensation paid to directors for the fiscal year ended December 31, 2002 was previously approved by the Company's shareholders.


                                   By Order of the Board of Directors



                                   MICHAEL FEDERMANN
                                   Chairman of the Board of Directors



                                   JOSEPH ACKERMAN
                                   President and Chief Executive Officer


Date:  July 15, 2003

                               ELBIT SYSTEMS LTD.

                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON AUGUST 6, 2003




KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and ARIE TAL, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices at the Azrieli Center in Tel-Aviv, Israel on August 6, 2003, at 3 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" all Proposals listed on the reverse side.




                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

A     |--------|
      |        |
      |    X   |        Please mark your votes as in this example
      |        |
      |--------|

1. ELECTION OF DIRECTORS

      FOR all listed nominees (except as marked        WITHHOLD AUTHORITY                          Nominees:
      to the contrary)                                 To vote for all nominees listed at right    Joseph Ackerman, Avraham Asheri,
                                                                                                   Rina Baum, Aharon
                                                                                                   Beth-Halachmi, Doron Birger,
                                                                                                   Ami Erel, Michael Federmann
                                                                                                   (Chairman), Avi Fischer, Yaacov
                                                                                                   Lifshitz (External Director) and
                                                                                                   Dov Ninveh
                     |--------|                         |--------|
                     |        |                         |        |
                     |        |                         |        |
                     |        |                         |        |
                     |--------|                         |--------|


         (Instructions:    to   withhold
         authority   to  vote   for  any
         individual  nominee,  strike  a
         line through the nominee's name
         in the list at right)



2. APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003:

         |--------| FOR         |--------| AGAINST         |--------|ABSTAIN
         |        |             |        |                 |        |
         |        |             |        |                 |        |
         |        |             |        |                 |        |
         |--------|             |--------|                 |--------|

                                    * * * * *

Any proxies previously given are hereby revoked.




                                              Dated: ___________________, 2003

[Name, address, number of shares]             ________________________________

                                              ______________________
                                              Signature

                                              ______________________
                                              Signature

                                              IMPORTANT:  Please sign  exactly
                                              as   name(s)    appears   Above.
                                              Executors,       administrators,
                                              trustees,  etc.  should indicate
                                              the capacity in which they sign.




The above-signed hereby acknowledge(s) receipt of the Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement.